[LOGO OF ROPES & GRAY] ROPES & GRAY LLP
                       ONE INTERNATIONAL PLACE  BOSTON, MA 02110-2624  617-951-7000  F 617-951-7050
                       BOSTON  NEWYORK  PALO ALTO  SAN FRANCISCO  WASHINGTON, DC www.ropesgray.com

May 24, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Columbia Funds Series Trust I (the "Registrant")
     Registration Statement on Form N-14

Ladies and Gentlemen:

   Enclosed for filing on behalf of the Registrant is a registration statement on Form N-14 (the "Registration Statement"). The Registration Statement relates to (i) the proposed acquisitions of Columbia Tax-Exempt Insured Fund, a series of the Registrant, and Columbia Municipal Income Fund, a series of Columbia Funds Series Trust, by Columbia Tax-Exempt Fund, a series of the Registrant;
(ii) the proposed acquisitions of Columbia Florida Intermediate Municipal Bond Fund and Columbia Texas Intermediate Municipal Bond Fund, each a series of Columbia Funds Series Trust, by Columbia Intermediate Municipal Bond Fund, a series of the Registrant; and (iii) the proposed acquisition of Columbia Intermediate Core Bond Fund (collectively with Columbia Tax-Exempt Insured Fund, Columbia Municipal Income Fund, Columbia Florida Intermediate Municipal Bond Fund and Columbia Texas Intermediate Bond Fund, the "Acquired Funds"), a series of Columbia Funds Series Trust, by Columbia Core Bond Fund (together with Columbia Tax-Exempt Fund and Columbia Intermediate Municipal Bond, the "Acquiring Funds"), a series of the Registrant.

   The prospectus/proxy statements that constitute Parts A of the Registration Statement will be used in connection with meetings of shareholders of the Acquired Funds, at which shareholders of each Acquired Fund will be asked to vote on the proposed acquisition of their Acquired Fund by the corresponding Acquiring Fund. Included in the Registration Statement are forms of the proxy cards that will be used in connection with such meetings.

   No registration fee is being paid at the time of filing because each Acquiring Fund has previously filed an election, under Rule 24f-2 under the Investment Company Act of 1940, as amended, to register an indefinite number of shares.

   The Registration Statement is proposed to become effective on June 26, 2006 pursuant to Rule 488 under the Securities Act of 1933, as amended.

   Please direct any comments or questions on the enclosed materials to the undersigned at (617) 951-7913.

                                                  Sincerely,

                                                  /s/ Jacob E. Comer
                                                  Jacob E. Comer

Enclosure